Proposal:
1. To elect the following Directors, effective July 31, 2003:
	                Votes in
                        Favor of	Votes
                                        Against
1) Michael Bozic	7,818,451	2,061,889
2) Charles A. Fiumefreddo7,819,102	2,061,238
3) Edwin J. Garn	7,818,305	2,062,036
4) Wayne E. Hedien	7,819,227	2,061,113
5) James F. Higgins	7,819,227	2,061,113
6) Dr. Manuel H. Johnson7,819,014	2,061,326
7) Philip J. Purcell	7,819,317	2,061,023

 2. That stockholders recommend that the Board
 of Directors act to adopt interval-fund status for
 the Fund, under which the Fund will make repurchase
 offers at three-month intervals for not less than
 10% of the Funds shares outstanding at not less
 than 98% of net asset value (NAV), and to effect
 the first such repurchase offer not later than
 September 20, 2003:
     Votes in
     Favor of	 Votes
                 Against	Votes
                              Abstained
4,865,897	3,207,113	55,676